ARC Document Solutions, Inc.	Tel (925) 949-5100
1981 N. Broadway, Suite 385	Fax (925) 949-5102
Walnut Creek, CA 94596	http://www.e-arc.com

July 16, 2013

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	ARC Document Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-32407
Filed March 13, 2013

Ladies and Gentlemen:

We refer to Carlos Pacho’s letter dated July 3, 2013 which sets forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2012 of ARC Document Solutions, Inc. (the “Company”).

In conjunction with its quarterly financial statement close process and the preparation of quarterly materials for its Board of Directors, the Company is working expeditiously to provide a substantive and detailed response to the Staff’s comments. The Company respectfully requests an extension of time to respond to the inquiries contained in the comment letter. The Company currently anticipates submitting a response to the comment letter on or before July 31, 2013.

Please do not hesitate to contact me at (925) 949-5115 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Date: July 16, 2013

/s/ JOHN E.D. TOTH
John E.D. Toth
Chief Financial Officer, Secretary (Principal Financial Officer)